UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response: 14.5
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Innospec Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45768S105

(CUSIP Number)

Jeffrey L. Gendell

55 Railroad Avenue, 1st Floor

Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45768S105

1.	Names of Reporting Persons Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,202,663

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,202,663

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,202,663

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45768S105

1.	Names of Reporting Persons Tontine 25 Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 99,700

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 99,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 99,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45768S105

1.	Names of Reporting Persons Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,302,363

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,302,363

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,302,363

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45768S105

1.	Names of Reporting Persons Tontine Capital Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 525,982

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 525,982

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 525,982

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.2%

14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 45768S105

1.	Names of Reporting Persons Tontine Capital Overseas GP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 525,982

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 525,982

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 525,982

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45768S105

1.	Names of Reporting Persons Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,828,345

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,828,345

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,828,345

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.5%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) is being filed by the Reporting Persons relating to the common stock, $0.01 par value per share (the “Common Stock”), of Innospec Inc. (the “Company”).  The Company’s principal executive offices are located at Innospec Manufacturing Park, Oil Sites Road, Ellesmere Port, Cheshire, United Kingdom.

Item 2.	Identity and Background

(a)    This statement is filed by:

(i) Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), with respect to the shares of Common Stock directly owned by it;

(ii) Tontine 25 Overseas Master Fund, L.P., a Cayman Islands limited partnership (“T25”), with respect to the shares of Common Stock directly owned by it;

(iii) Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by each of TCP and T25;

(iv) Tontine Capital Overseas Master Fund, L.P. a Cayman Islands limited partnership (“TMF”) with respect to shares of Common Stock directly owned by it;

(v)  Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company (“TCO”), with respect to shares of Common Stock owned by TMF; and

(vi) Jeffrey L. Gendell (“Mr. Gendell”) with respect to the shares of Common Stock directly owned by each of TCP, T25 and TMF.

TCP, TCM, T25, TMF, TCO and Mr. Gendell are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)   The address of the principal business and principal office of each of TCP, T25, TCM, TMF and TCO is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.  The business address of Mr. Gendell is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.

(c)    The principal business of each of TCP, T25 and TMF is serving as a private investment limited partnership.  The principal business of TCM is serving as the general partner of both TCP and T25.  The principal business of TCO is serving as the general partner of TMF.  Mr. Gendell serves as the managing member of TCM and TCO.

(d)   None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)    TCP is a limited partnership organized under the laws of the State of Delaware.  Each of TCO and TCM is a limited liability company organized under the laws of the State of Delaware.  Each of TMF and T25 is a limited partnership organized under the laws of the Cayman Islands.  Mr. Gendell is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

All of the shares of Common Stock owned by the Reporting Persons were purchased with working capital and on margin.  The Reporting Persons’ margin transactions are with UBS Securities LLC, on such firm’s usual terms and conditions.  All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect.  Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.	Purpose of Transaction

The Reporting Persons have previously filed a statement on Schedule 13G to report the acquisition of the Common Stock that are the subject of this Schedule 13D.

The Reporting Persons acquired their shares of Common Stock for investment purposes and in the ordinary course of business.

The Reporting Persons will begin to explore alternatives for the disposition of their equity interests in the Company, which alternatives may include, without limitation: (a) dispositions of Common Stock through open market sales, underwritten offerings and/or privately negotiated sales by the Reporting Persons, (b) a sale of the Company, or (c) distributions by the Reporting Persons of their equity interests in the Company to their respective investors.  The Reporting Persons expect to engage in discussions with the Company’s management and Board of Directors in the evaluation of such alternatives. As part of such process, the Reporting Persons (i) may encourage the Company to engage an investment banker or other financial advisor with respect to an underwritten offering of their equity interests, a sale of the Company or other strategic transaction involving the Company, (ii) may encourage third parties to consider an acquisition of their equity interests, an acquisition of the Company or other strategic transaction involving the Company, or (iii) may independently engage an investment banker or other financial advisor to assist the Reporting Persons with respect to the analysis and execution of various alternatives in connection with their holdings.  In deciding which alternative or alternatives to pursue, the Reporting Persons will seek to maximize the value of their holdings in the Company.  Accordingly, the disposition of the Reporting Persons’ holdings will be effected over time and in an orderly fashion.  The timing, manner and aggregate amount of any such dispositions will be dependent on many factors, including, without limitation, market conditions, available prices, and the Reporting Persons' ability to conduct sales in compliance with federal and state securities laws.

Although the forgoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.  Accordingly, the Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth in the Schedule 13D, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or (j) any action similar to any of those enumerated in items (a) through (i) above.

Item 5.	Interest in Securities of the Issuer

The following disclosure of share ownership by the Reporting Persons is as of the date of this Schedule 13D.

A. Tontine Capital Partners, L.P.

      (a)  Aggregate number of shares beneficially owned:  4,202,663.   Percentage: 17.8%.  The percentages used herein and in the rest of Item 5 are calculated based upon 23,595,331 shares of Common Stock of the Company issued and outstanding as of July 31, 2008, as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2008.

      (b)  1. Sole power to vote or direct vote: -0-

             2. Shared power to vote or direct vote:  4,202,663

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  4,202,663

      (c)  Between October 7, 2008 and October 9, 2008, TCP sold 20,937 shares of Common Stock.

      (d)  TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

      (e)  Not applicable.

B.  Tontine 25 Overseas Master Fund, L.P.

      (a)  Aggregate number of shares beneficially owned: 99,700.   Percentage: 0.4%.

      (b)  1. Sole power to vote or direct vote: -0-

             2. Shared power to vote or direct vote:  99,700

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  99,700

      (c)  Between October 7, 2008 and October 9, 2008, T25 sold 300 shares of Common Stock.

      (d)  TCM, the general partner of T25, has the power to direct the affairs of T25, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

      (e)  Not applicable.

C.  Tontine Capital Management, L.L.C.

      (a)  Aggregate number of shares beneficially owned:  4,302,363.   Percentage:  18.2%.

      (b)  1. Sole power to vote or direct vote:  -0-

             2. Shared power to vote or direct vote:  4,302,363

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  4,302,363

      (c)  TCM has not engaged in any transactions in Common Stock in the last 60 days.  Between October 7, 2008 and October 9, 2008, TCP sold 20,937 shares of Common Stock and T25 sold 300 shares of Common Stock.

      (d)  Not applicable.

      (e)  Not applicable.

D. Tontine Capital Overseas Master Fund, L.P.

      (a)  Aggregate number of shares beneficially owned: 525,982.  Percentage: 2.2%.

      (b)  1. Sole power to vote or direct vote: -0-

             2. Shared power to vote or direct vote:  525,982

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  525,982

      (c)  Between October 7, 2008 and October 9, 2008, TMF sold 2,101 shares of Common Stock.

      (d)  TCO, the general partner of TMF, has the power to direct the affairs of TMF, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCO and in that capacity directs its operations.

      (e)  Not applicable.

E. Tontine Capital Overseas GP, L.L.C.

      (a)  Aggregate number of shares beneficially owned: 525,982.  Percentage: 2.2%.

      (b)  1. Sole power to vote or direct vote: -0-

             2. Shared power to vote or direct vote:  525,982

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  525,982

      (c)  TCO has not engaged in any transactions in Common Stock in the last 60 days.  Between October 7, 2008 and October 9, 2008, TMF sold 2,101 shares of Common Stock.

      (d)  Not applicable.

      (e)  Not applicable.

F.  Jeffrey L. Gendell

      (a)  Aggregate number of shares beneficially owned: 4,828,345.  Percentage: 20.5%.

      (b)  1. Sole power to vote or direct vote:  -0-

             2. Shared power to vote or direct vote:  4,828,345

             3. Sole power to dispose or direct the disposition:  -0-

             4. Shared power to dispose or direct the disposition:  4,828,345

      (c)  Mr. Gendell has not engaged in any transactions in Common Stock in the last 60 days.  Between October 7, 2008 and October 9, 2008, TCP sold 20,937 shares of Common Stock, T25 sold 300 shares of Common Stock and TMF sold 2,101 shares of Common Stock.

      (d)  Not applicable.

      (e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in the Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 10, 2008
Date
/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of Tontine Capital Management, L.L.C., general partner of Tontine Capital Partners, L.P. and Tontine 25 Overseas Master Fund, L.P., and as managing member of Tontine Capital Overseas GP, L.L.C., general partner of Tontine Capital Overseas Master Fund, L.P.

Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).